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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                             Genesis Biopharma, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37182R102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Amy Wang, Esq.
            6353 W. Sunset Boulevard, Suite 4006, Hollywood, CA 90028
                                 (323) 960-3802
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007586100
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Hamilton Atlantic
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   ...................................................................
     (b)   ...................................................................
--------------------------------------------------------------------------------

3.   SEC Use Only.............................................................
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     Cash
--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ................................................................
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Cayman Islands
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            7.   Sole Voting Power
                 20,960,016
            --------------------------------------------------------------------

            8.   Shared Voting Power ...........................................
            --------------------------------------------------------------------

            9.   Sole Dispositive Power
                 20,960,016
            --------------------------------------------------------------------

           10.   Shared Dispositive Power ......................................
           ---------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     20,960,016
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) ...........................................................
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     29.17%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

This statement relates to the shares of common stock (the "Shares") of Genesis Biopharma, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1601 North Sepulveda Boulevard, #632, Manhattan Beach, CA 90266.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of all persons and entities and participants of Hamilton Atlantic., an entity organized under the laws of the Cayman Islands ("Hamilton"). Hamilton is referred to herein as the "Reporting Person."

The Reporting Person is a privately held company formed for the purpose of acquiring certain intellectual property rights related to the development and commercialization of biotechnology drugs, primarily anti-CD55 antibodies that could be developed and commercialized for the treatment of cancer, including certain patents, patent applications, materials, and know-how (the "Intellectual Property"). The address of the Reporting Person's registered office is of The Harbour Trust Co. Ltd., One Capital Place, P.O. Box 897, George Town, Grand Cayman KY1 - 1103, Cayman Islands. Graham May and Amy Wang are Directors of the Reporting Person and as such have voting and dispositive power over the shares held by the Reporting Person.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person received 20,960,016 Shares as consideration for the Intellectual Property purchased by the Issuer pursuant to the Asset Purchase Agreement dated March 15, 2010 by and among the Reporting Person, Issuer and the other signatories thereto.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired Shares as consideration for the Intellectual Property purchased by the Issuer pursuant to the Asset Purchase Agreement dated March 15, 2010 by and among the Reporting Person, Issuer and the other signatories thereto. Subject to market conditions and other factors, the Reporting Person may purchase additional Shares, maintain its present ownership of Shares or sell some or all of the Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Schedule 13D, the Reporting Person owns 20,960,016 Shares, which represents approximately 29.17% of the Shares outstanding, based on a total of 71,860,008 shares of the Common Stock outstanding as of March 15, 2010.
         (b) Graham May and Amy Wang, as Directors of the Reporting Person, have the power to vote and dispose of the Shares owned by the Reporting Person, but Mr. May and Ms. Wang disclaim beneficial ownership of the Shares owned by the Reporting Person.
         (c) The Reporting Person has agreed to distribute the Shares to its shareholders, pursuant to a Share Distribution Agreement dated March 9, 2010. Each shareholder of the Reporting Person will receive a proportionate number of Shares, based on its ownership of stock of the Reporting Person, as set forth in the Share Distribution Agreement.

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Asset Purchase Agreement among Freight Management Corp. (renamed Genesis Biopharma, Inc.), Genesis Biopharma, Inc., Hamilton Atlantic and the other signatories thereto dated March 15, 2010(1).
     2. Share Distribution Agreement among Hamilton Atlantic and shareholders of Hamilton Atlantic dated March 9, 2010(2).

--------------
(1) Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on March 19, 2010.
(2) Filed herewith.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 25, 2010


HAMILTON ATLANTIC

By: /s/ Amy Wang
    ---------------------

                          SHARE DISTRIBUTION AGREEMENT


PARTIES

(1) HAMILTON ATLANTIC, a company incorporated under the laws of the Cayman Islands, (Registered No. 209852) and having its registered office at c/o The Harbour Trust, One Capital Place, PO Box 897, George Town, Grand Cayman, KY1 - 1103, Cayman Islands, British West Indies (`Company');

(2) BRISTOL INVESTMENT FUND, LTD, a company incorporated under the laws of the Cayman Islands, and having its registered office at Caledonian House, 69 Dr. Roy's Drive, George Town, Grand Cayman, KY1 - 1102, Cayman Islands, British West Indies (`Bristol'); and

(3) PRO-FUND ADMINISTRATION LIMITED, a company incorporated under the laws of Cyprus, (Registered No. HE154323) and having its registered office at Stratigou Timayia 68, M. Frangos Court, 5th Floor, Office 501, P.O. 6051, Larnaca, Cyprus (`Pro-Fund'); and

(4) BATAVIA HOLDINGS LIMITED, a company incorporated under the laws of Hong Kong, and having its registered office at 19/F, Seaview Commercial Building , 21-24 Connaught Road West, Hong Kong (`Batavia'); and

(5) 0796625 B.C. LTD., a company incorporated under the laws of Canada and having its registered office at 927-470 Granville Street, Vancouver, British Columbia, Canada ("BC").



WHEREAS

(A) The Company is owned by Bristol, Pro-Fund, Batavia, and BC and was formed to take ownership of certain valuable intellectual property in the form of drug patents (`IP') and then to licence that IP to a company listed in the United States ("U.S.") named Sunburst Acquisitions III Inc, now renamed as Percipio Biotherapeutics, Inc (`Percipio') in exchange for shares in Percipio (`Percipio Licence').

(B) Percipio, the parties and their respective advisers have agreed that, as part of a larger reorganisation and series of financing transactions, the Company will terminate the Percipio Licence and then assign the IP to another publicly traded U.S. company known as Genesis Biopharma Inc (`Genesis') in consideration of the issue to the Company, or to its order, of a total of 20,960,016 shares in Genesis (`Genesis Shares').

(C) All the parties have agreed that the Genesis Shares should more efficiently be distributed forthwith by the Company to its shareholders directly, rather than to be held long term by the Company, with the shareholders to receive a proportionate distribution of the Genesis Shares based on their ownership of stock in the Company.

(D) The parties have agreed to enter into this Share Distribution Agreement to determine the methodology and beneficiaries of the distribution of the Genesis Shares on the terms and conditions hereinafter appearing.


OPERATIVE PROVISIONS

1. ENTRY INTO AGREEMENTS

         The Company agrees that it shall enter into all relevant agreements as drafted by U.S. attorneys for the termination of the Percipio Licence and the entry into an assignment of the IP to Genesis on terms whereby it is entitled to receive the Genesis Shares.

2. ALLOCATION OF GENESIS SHARES

         The Genesis Shares shall be allocated (the "Share Allocation") to those shareholders listed in the attached schedule (the "Allocation Schedule"), in such numbers and percentages as set forth in the Allocation Schedule. The Company hereby agrees, with the consent and approval of Bristol,Pro-Fund, Batavia, and BC to arrange all such appropriate action and documentation to effectuate such Share Allocation within ten (10) business days of the closing of the transaction whereby the Company is entitled to receive the Genesis Shares.

3.       DURATION

         This Share Distribution Agreement shall continue in full force and effect until the Share Allocation is complete and each party listed on the Allocation Schedule has received its allotted number of Genesis Shares.

4.       CONFIDENTIALITY

         4.1      CONFIDENTIALITY OBLIGATION

                  Each party hereto undertakes with each other party hereto that it shall use best endeavours to keep confidential (and to ensure that its officers, employees, agents and professional and other advisers keep confidential) any information:

                  4.1.1 Which it may have or acquire (whether before or after the date of this Agreement) in relation to the customers, business, assets or affairs of the intended business contemplated herein,

                  4.1.2 Which, in consequence of the negotiations relating to this agreement or the Agreement or the exercise of its rights or performance of its obligations under this agreement, it may have or acquire (whether before or after the date of this agreement) in relation to the customers, business, assets or affairs of any party hereto; or

                  4.1.3    Which relates to the contents of this agreement.

                  No party shall use for its own business purposes or disclose to any third party any such information (collectively `Confidential Information') without consent of the other parties. In performing its obligations under this clause 5, each party shall apply such confidentiality standards and procedures as it applies generally in relation to its own Confidential Information.

         4.2      EXCEPTIONS FROM CONFIDENTIALITY OBLIGATION

                  The obligation of confidentiality under clause 5.1 shall not apply to:

                  4.2.1 the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgement, order or requirement of any court or other competent authority;

                  4.2.2 the disclosure of information to any tax authority to the extent reasonably required for the purposes of the tax affairs of the party concerned;

                  4.2.3 the disclosure in confidence to a party's professional advisers of information reasonably required to be disclosed for a purpose reasonably incidental to this agreement; or

                  4.2.4 information which becomes within the public domain (otherwise than as a result of a breach of this clause 5)

         4.3      EMPLOYEES, AGENTS AND ADVISERS

                  Each party shall ensure that any officer, employee or agent or any professional or other adviser advising it in relation to the matters referred to in this agreement, or to whom it provides Confidential Information, that such information is confidential and shall instruct them;

                  5.3.1    to keep it confidential; and

                  5.3.2 not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).

                  The disclosing party shall remain responsible for any breach of this clause 5 by the person to whom it is disclosed.

         4.4      RETURN OF CONFIDENTIAL INFORMATION

                  Upon termination of this agreement, any party hereto may demand from the other the return of any Confidential Information by notice in writing; whereupon the other party shall:

                  4.4.1 return all documents containing Confidential Information which have been provided by or on behalf of the party demanding the return of Confidential Information; and

                  4.4.2 destroy any copies of such documents and any document or other record reproducing, containing or made from or with reference to the Confidential Information.

                  (save, in each case, for any submission to or filing with governmental, tax or regulatory authorities). Such return or destruction shall take place as soon as practicable after the receipt of any such notice.


         4.5      SURVIVAL AFTER TERMINATION

                  The provisions of this clause 5 shall survive any termination of this Agreement.

5.       ASSIGNMENT

         This Agreement may not be assigned by any party without the prior written consent of the other parties, except that the parties accept that Pro-Fund may use another associated company owned by its principals to receive its percentage allocation of the Genesis Shares.

6.       AMENDMENT

         This Agreement may not be amended except by the written consent of all parties.

7.       NOTICES

         All notices required to be delivered under this Agreement by any party to the other shall be sent by telefax, at such telefax numbers as are set forth at the beginning of this Agreement, or such address ands telex or telefax numbers as the parties shall thereafter provide to each other in writing.

8.       GOVERNING LAW

         This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands. Any disputes which may arise out of this Agreement, if not resolved amicably between the parties, shall be settled finally before the courts of the Cayman Islands. If any party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party or parties to such action or proceeding for its reasonable attorneys' fees and other costs and expenses including but not limited to court costs incurred with the investigation, preparation and prosecution of such action or proceeding

         DATED THIS 9th DAY OF March 2010



         ATTESTATIONS


         Signed by [                ]
         On behalf of
         HAMILTON ATLANTIC
         in the presence of:




         Signed by [                ]
         On behalf of
         BRISTOL INVESTMENT FUND, LTD
         in the presence of:




         Signed by [                ]
         On behalf of
         PRO-FUND ADMINISTRATION LIMITED
         in the presence of:




         Signed by [                ]
         On behalf of
         BATAVIA HOLDINGS LIMITED
         in the presence of:



         Signed by [                ]
         On behalf of
         0796625  B.C. LTD
         in the presence of:

                                              ALLOCATION SCHEDULE

                                        Referred to in Clauses 2 and 3


------------------------------------------------------ -------------------- ------------------ -------------------
Shareholder Name                                        Current Hamilton      Genesis Shares     % of Hamilton
                                                         Atlantic Shares                        Atlantic Holding
------------------------------------------------------ -------------------- ------------------ -------------------
Pro-Fund Administration Ltd. - Genesis shares will             50               5,854,753            27.93%
be issued to "Cadogan Capital (Nevis)"
------------------------------------------------------ -------------------- ------------------ -------------------
Bristol Investment Fund, Ltd.                                  50               5,854,753            27.93%
------------------------------------------------------ -------------------- ------------------ -------------------
Batavia Holdings Limited                                       50               5,854,753            27.93%
------------------------------------------------------ -------------------- ------------------ -------------------
0796625  B.C. LTD.                                             29               3,395,757            16.20%
------------------------------------------------------ -------------------- ------------------ -------------------
